

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05046716

March 7, 2005

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/7/2005

Re: Ford Motor Company
Incoming letter dated January 13, 2005

Dear Mr. Sherry:

This is in response to your letter dated January 13, 2005 concerning the shareholder proposal submitted to Ford by Samuel N. Joanette. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Samuel N. Joanette
360 Collins Avenue, Suite 202
Miami Beach, FL 33139



Secretary

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 13, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Samuel N. Joanette

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 12, 2005.

Mr. Samuel N. Joanette, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2005 Proxy Materials a proposal and supporting statement directing the Chairman, the Board and "company officials" to adopt a mission statement pledging to achieve Best-In-Class world-class performance throughout all of the Company's worldwide operations (the "Proposal;" see Exhibit 1). The Company proposes to omit the Proposal from its 2005 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.
- The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.



The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Ford is in the business of manufacturing, selling, and financing automobiles. The Company can only be successful, and thus ensure its long-term sustainability, if it is competitive in all of its operations. The Proposal would require the Company to adopt a mission statement pledging to achieve Best-In-Class ("BIC") world-class performance throughout all of the Company's worldwide operations. It goes on further to state that "[d]esign, Engineering, Manufacturing, Purchasing, Finance, Sales, Marketing, Ford Credit and all subsidiaries must become BIC in all areas of their responsibility," and would mandate that the Board deliver to the shareholders a report on "BIC financial performance results and progress...."

Each of the operations cited by the Proponent is core to the everyday business operations of the Company. Each and every day, the management of Ford dedicate their efforts to ensuring that their operations meet or beat the competition. The Board of Directors of Ford regularly monitors the performance of the Company against its competition. It is axiomatic that if the Company is successful in meeting or beating the competition it will have achieved "best-in-class" performance. Thus, the Proposal attempts to interject shareholder participation into matters that clearly involve the day-to-day operation of the Company's business. This is just the type of micro-management by shareholders that Rule 14a-8(i)(7) was meant to prevent. *See Ford Motor Company* (March 2, 2004); *Duke Power Company* (March 7, 1988); *Carolina Power & Light Co.* (March 30, 1988); *Pacific Telesis Group* (February 21, 1990); and *E.I. DuPont de Nemours and Company* (March 8, 1991).



The Proposal clearly concerns matters related to the ordinary business of the Company - manufacturing, selling, and financing automobiles. Moreover, the Proposal implicates no social or other policy issue that could mandate its inclusion in the Proxy Materials. Thus, the Company respectfully submits that the Proposal may be omitted from Ford's Proxy Materials under Rule 14a-8(i)(7).

The Company has Substantially Implemented the Proposal

Under Rule 14a-8(i)(10), a company may exclude a proposal if the company is already doing – or substantially doing – what the proposal seeks to achieve. The purpose of the exclusion is to "avoid the possibility of shareholders having to consider matters, which have been favorably acted upon by the management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. *SEC Release No. 34-12598* (July 7, 1976). To be moot, the proposal need not require exact correspondence between the actions sought by a proponent and the company's actions in order for the proposal to be excluded. Rather, the standard is whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *See Exchange Act Release No. 20091* (August 16, 1983).

As noted, shareholder proposals are considered substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices, and procedures in place relating to the subject matter of the proposal or has implemented the essential objective of the proposal. As noted above, the Board and the management of the Company are dedicated to building a successful business sustainable over the long-term. That can only be done if the Company meets or beats the competition on a continuing basis. Otherwise, the Company will fail.

The Company has in place policies, practices, and procedures relating directly to the subject matter of the Proposal. These policies, practices and procedures are too numerous to recite here, but some examples should suffice to demonstrate substantial implementation of the Proposal:

- The Company has adopted a "Priority Triangle" that has been widely distributed throughout Ford's operations (Exhibit II). In addition to setting forth the priorities, processes and leadership characteristics designed to permit the Company to meet or beat competition, it also sets forth a schematic of the processes that will deliver "Best In Class Results" in vehicle Quality, Sales and Service Satisfaction and Elimination of Waste – some of the very areas proposed to be covered by the Proposal.

- The Company's Manufacturing Operations (another discipline cited in the Proposal), has established and published on the Company's Intranet website "Best Practices" to be followed, with additional data and information contained in links from the home page (Exhibit III).

- In the Product Development area (another discipline cited in the Proposal, i.e., Design and Engineering), the Company's Intranet set's forth the Product



Development mission: "Deliver Dependable and Exciting Products that are ***World Class*** in Cost, Quality, Function, and Time to Market that our Customers and Employees Delight in, by executing consistently well using common Global Standards, Methods and Processes with rigour and discipline." (Emphasis added.)(See Exhibit IV.)

Each of the other disciplines within the Company can be expected to have adopted a similar mission to be "Best In Class."

Moreover, the Company has already substantially implemented the Proposal's request to report "BIC financial performance results and progress to shareholders," including sales, revenue, profits, earnings-per-share, value added, etc. Recognizing again the Commissions position that for a proposal to be moot it need not require exact correspondence between the actions sought by a proponent and the company's actions, the Company has substantially implemented the Proposal. The amount of reporting the Company does to its shareholders and the public is too voluminous to cite here, but again some examples should be sufficient to demonstrate substantial implementation:

- The Company's periodic reports with the SEC on Form 10-Q, annual report on Form 10-K, and other reports on Form 8-K set forth on a regularized basis and in great detail much of the information requested by the Proponent. Those reports contain detailed data on world-wide product sales, profits, earnings-per-share, market share, cost performance, warranty performance, annual stock price performance and dividend payout, which encompass most of the areas the Proposal would require be included in the report. In addition, the Management Discussion and Analysis section of those reports provides additional information on how Company management views the state of the business.

- Much of the information and data contained in the Company's SEC reports is also contained in the Company's Annual Report delivered to shareholders each year.

- Throughout the year, the Company has numerous press conferences, web-casts, press releases, etc., that detail the Company's financial performance and progress against objectives.

Consequently, the Company respectfully submits that the Proposal may be omitted from Ford's Proxy Materials under Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2005 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2005 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2005 Proxy Materials by sending him a copy of this



letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Samuel N. Joanette (via Federal Express)



EXHIBIT 1

December 2, 2004

To: Chairman Bill Ford

From: Samuel N. Joanette
Ford Common Stock Shareholder

Subject: Submission of Ballot Proposal to the Ford Annual Report and Shareholder's Meeting

Mr. Samuel N. Joanette, 360 Collins Avenue, Suite 202, Miami Beach, Florida 33139, who is the owner of more than 17,000 shares of Ford Common Stock (held by custodian Fidelity Investments in the Ford SSIP 401k Plan) presents the following proposal (provided on the attached two pages) for shareholders consideration.

Resolved:

Adoption of the following proposal of growth-oriented action will strengthen Ford's financial condition and **Enhance Shareholder's Value**.

Supporting Statement:

-4.95%, -18.1%, -30.08%, -38.45%, -66.5% and -66%. (Source: Fidelity Investments)

These negative numbers justify why shareholders should approve this proposal. They are the annual and cumulative shareholder losses in Ford Common stock 1999 through 2002 and the percentage that shareholder's dividend was cut.

Are shareholders and Ford Motor Company better off today after six years of Chairman Bill Ford's leadership than under Chairman Alex Trotman's leadership in 1998? Every financial result the past six years indicates the answer is no.

The Company's (shareholder's) cash and stock price was devastated by failed management and the careless spending of Chairman Ford and the Board of Directors (Board). Tens of billions of dollars was wasted (including $1.4 billion paid to the Ford family Class "B" shareholders through the failed VEP) by company officials (CO) with little or no return on investment. Ford's credit rating was lowered to near-junk bond level and its reputation soiled. After six years of patience, long suffering Common stock shareholders now demand world-class performance from Chairman Ford and the Board.

Since January 1999, the Chairman and Board have reneged on their once-promised objective to **Enhance Shareholder's Value**. In 1999 and 2000 (see Annual Reports), Chairman Ford stated he would **Enhance Shareholder's Value**, but failed while managing Ford's stock price from $66 to $6, and no longer mentions **Enhancing Shareholder's Value**. Since becoming Chairman, Bill Ford has failed to achieve nearly every stated company goal (see Annual Reports). Failures have been too many, successes too few.

For the Company to survive and shareholders (the Company's owners) to prosper, dynamic change must be implemented. Approval of this proposal will demand that Chairman Ford initiate growth-oriented actions and set concrete goals for shareholders to evaluate his and the Board's performance. Achieving this initiative will lead Ford to becoming the Number 1 world-class automobile manufacturer.

Enhancing Shareholder's Value must be reinstated and Chairman Ford keep his 1999/2000 promise to shareholders.

Please vote "**FOR**" this proposal.

PROPOSAL:

The Chairman, Board and CO are directed to adopt a mission statement pledging to shareholders to achieve Best-In-Class (BIC) world-class performance throughout all of the company's worldwide operations. This BIC mission will be accomplished within 5 years and maintained every year thereafter.

Design, Engineering, Manufacturing, Purchasing, Finance, Sales, Marketing, Ford Credit and all subsidiaries must become **BIC** in all areas of their responsibility.

The Board will be responsible and accountable annually to deliver and report (in the Annual Report) **BIC** financial performance results and progress to shareholders. **BIC** includes every measurable facet of world-wide operations and finance - world-wide product sales, revenue, profits, EPS, Value-added, market share, cost reduction/containment, productivity, warranty and **BIC** (vs. automotive companies) annual stock price performance and dividend pay out.

Measurable **BIC** performance must be achieved each year leading up to the fifth year.



Savings and Stock Investment Plan (SSIP)

July 1, 2004 - September 30, 2004

ENV#MG030626
MG 26001 R

SAMUEL N JOANETTE
360 COLLINS AVE APT 202
MIAMI BEACH, FL 33139

Customer Service Number: 1-800-544-3333
Representatives are available 8:30 AM to midnight ET.
NetBenefits (via internet http://netbenefits.401k.com) and the automated phone system are available generally 24 h

Your Account Summary

Beginning Balance	[illegible]
Dividends	1,693.74
Transfer/ Dividend Payment	-1,693.74
Unrealized Gain / Loss	[illegible]
Ending Balance	[illegible]

Additional Information

♦ Vested Balance	[illegible]

Your Personal Rate of Return

This Period	-8.5%
Year to Date	-7.4%

Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation



Stocks 100%

Your account is currently allocated among the asset classes specified above. The percentages have been rounded.

Your Contribution Percentages as of 10/20/2004

This section displays the percent of compensation you contribute to SSIP.

Contribution %

Pre-Tax	15%	After-Tax	0%
Employee Pre-Tax Catch-Up	0%		

After-Tax Balances

Post 86 Contributions	$4,314.93

Your Contribution Elections as of 10/20/2004

Ford Motor Company matching contributions are invested 100% in the Ford Stock Fund.

Investment	*Pre-Tax*	*After-Tax*	*Pre-Tax Employee Catch up*	*After-Tax Rollover*
Ford Stock Fund	100%	100%	100%	100%
Total	**100%**	**100%**	**100%**	**100%**

Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

Market Value of Your Account

This section displays the value of your account for the period, in both units and dollars.

Investment	*Units on 06/30/2004*	*Units on 09/30/2004*	*Price on 06/30/2004*	*Price on 09/30/2004*	*Market Value on 06/30/2004*	*Market Value on 09/30/2004*
Stock Investments					**$399,674.62**	**$364,054.94**
Ford Stock Fund	47,890.551	47,890.551	$5.63	$5.06	269,623.80	242,326.19
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Account Total					[illegible]	[illegible]

As of September 30, 2004, your units in the Ford Stock Fund represent approximately 17247.4155 equivalent shares of Ford Common Stock at $14.05 per share. Remember that you own units of the Ford Stock Fund.

Your Account Activity

This section displays a summary of transactions that occurred in your account during the statement period.

Activity	*Fidelity Growth Co*	*Ford Stock Fund*	*Total*
Beginning Balance	[illegible]	**$269,623.80**	[illegible]
Dividends	0.00	1,693.74	1,693.74
Transfer/ Dividend Payment	0.00	-1,693.74	-1,693.74
Unrealized Gain / Loss	[illegible]	-27,297.61	[illegible]
Ending Balance	[illegible]	**$242,326.19**	[illegible]

A Message from Ford

Reminder: Age 50 Catch-Up Contributions are now available. Set your catch-up deduction amount via Fidelity NetBenefits (www.401k.com) (click Deductions on the Accounts tab) or call Fidelity to begin contributing and to secure additional information regarding Catch-Up Contributions.

A cash dividend of 10 cents per share was declared on the Company's outstanding Common Stock for the 4th quarter of 2004. This dividend is payable on December 1, 2004. Only shares of Ford Common Stock in the Ford Stock Fund at 4:00 p.m. EST one day prior to the ex-dividend date of October 28, 2004 are eligible for the dividend.

Reminder: Your plan's contribution limit has increased from 40% to 50% for pre-tax and/or after-tax contributions, or a combination of both.

Fund Notification Messages

PIMCO Total Return Fund Adm assesses a short-term trading fee of 2.00% for shares held less than 7 days.
Templeton Foreign A assesses a short-term trading fee of 1.00% for shares held less than 7 days.
PIMCO Total Return Inst. assesses a short-term trading fee of 2.00% for shares held less than 7 days.
Scudder International Fund S assesses a short-term trading fee of 2.00% for shares held less than 180 days.
MSI Global Equity Portfolio A assesses a short-term trading fee of 2.00% for shares held less than 60 days.
PIMCO Long-term Gov't assesses a short-term trading fee of 2.00% for shares held less than 30 days.
Scudder Greater Europe assesses a short-term trading fee of 2.00% for shares held less than 180 days.
PIMCO REAL RTN BND I assesses a short-term trading fee of 2.00% for shares held less than 7 days.
Citizens Global Equity Ins assesses a short-term trading fee of 2.00% for shares held less than 60 days.
SPARTAN INTER MUNI assesses a short-term trading fee of 0.50% for shares held less than 30 days.
Fidelity Overseas Fund assesses a short-term trading fee of 1.00% for shares held less than 30 days.
Fidelity Europe Fund assesses a short-term trading fee of 1.00% for shares held less than 30 days.
Fidelity Pacific Basin Fund assesses a short-term trading fee of 1.50% for shares held less than 90 days.
Fidelity Real Estate Investment Portfolio assesses a short-term trading fee of 0.75% for shares held less than 90 days.
Fidelity International Growth & Income Fund assesses a short-term trading fee of 1.00% for shares held less than 30 days.

EXHIBIT 2



Delivering a Strong Business by Building on the Basics

Vital Few Priorities

1. Improve Quality
2. Improve Quality
3. Deliver Exciting Products
4. Achieve Competitive Cost & Revenue
5. Build Relationships

Maximize Global Synergies

Maximize Global Synergies

The Role of Leadership

1. Communicate Consistently
2. Keep the Message Simple
3. Focus on Vital Few Priorities
4. Resolve Issues; Fix Processes
5. Build a *Winning* Culture

Improve Global Processes

1. Simplify
2. Stabilize
3. Standardize
4. Set Cadence
5. Sustain

GO SIMPLE, GO COMMON & LEAN, GO FAST
TAKE DECISIONS & EXECUTE! EXECUTE! EXECUTE!

Drive Process

QUALITY OPERATING SYSTEM

Performance to Standards



Product Creation FPDS
Launch
Current Model PD/FPS
Order to Delivery
Sales & Service
Suppliers
Plan
Do
Check
Act

QUALITY LEADERSHIP

Engage All Employees

- 9 Leadership Principles
- Reward and Recognition
- Training and Feedback
- Partnership with Unions, Dealers and Suppliers

6-SIGMA

- Define, Measure, Analyze, Improve, Control
- Design for 6-Sigma
- Common Problem Solving Language and Tools

Deliver Best In Class Results



Quality is Job 1
Vehicle Quality (High & Low Time in Service)
√ Customer Satisfaction
√ TGW Reduction
√ Warranty Reduction
•Sales & Service Satisfaction
•Elimination of Waste



Ford

EXHIBIT 3



FPS 2004 TARGETED BEST PRACTICES


QUALITY

Click on the element icon above to view the 2004 Targeted Best Practices for each subject. These practices represent the required practices for all plants in 2004. The complete Best Practices library can be viewed by clicking the following link: http://www.itonline.ford.com/replication


BACK


COMPLIANC

Owned by: Sandy Pearson

Quality Practices

- J. D. Power Drivability Verification **(eBPR System** Practice#520) **(eBPR** Feedback)
- Sealant Flow Meter Process **(eBPR System** Practice#521) **(eBPR** Feedback)

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Global Product Development Vision

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 13, 2005

The proposal directs Ford to adopt a mission statement pledging to achieve "Best-In-Class" world-class performance throughout all of Ford's worldwide operations, accomplish the mission within five years, and report the financial performance results and progress annually to shareholders.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., business practices and policies). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,



Kurt K. Murao
Attorney-Advisor